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                          February 21, 2024

       LeRoy T. Carlson, Jr.
       Chairman
       United States Cellular Corporation
       8410 West Bryn Mawr
       Chicago, Illinois 60631

                                                        Re: United States
Cellular Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed February 16,
2024
                                                            File No. 333-277126

       Dear LeRoy T. Carlson:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Alexandra Barone at 202-551-8816 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Adriana Welton, Esq.